Filed pursuant to Rule 424(b)(5); Registration File No. 333-141726. In connection with the securities offered from the registration statement (File No. 333-141726) by means of this prospectus supplement, a filing fee of $7,869, calculated in accordance with Rules 456(b) and 457(r), is being paid with respect to $256,310,000 aggregate initial offering price of securities being registered (estimated solely for the purpose of determining the registration fee, based on the average of the high and low sales prices of our Common Stock on March 28, 2007). $6,077 of the fee has been paid previously in connection with the filing of registration statement no. 333-108336.

PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 30, 2007)

Up to 2,000,000 Shares of Common Stock
_____________________________

We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to shares of common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may offer and sell up to 2,000,000 of our shares of common stock from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “ESS.” The last reported sale price of our shares of common stock on the New York Stock Exchange on March 29, 2007 was $127.87 per share.

Sales of shares of common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange.

Cantor Fitzgerald & Co. will be entitled to compensation of up to 2% of the gross sales price per share for any shares of common stock sold under the sales agreement. In connection with the sale of the shares of common stock on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

_____________________________

Investing in our shares of common stock involves risks. See the section entitled "Risk Factors" beginning on page 6 of the accompanying prospectus before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____________________________

Cantor Fitzgerald & Co.

The date of this prospectus supplement is March 30, 2007

PLAN OF DISTRIBUTION

Upon written instructions from us, Cantor Fitzgerald & Co. will use its commercially reasonable efforts consistent with its sales and trading practices, to solicit offers to purchase the shares of common stock under the terms and subject to the conditions set forth in the sales agreement. Cantor Fitzgerald & Co.’s solicitation will continue until we instruct Cantor Fitzgerald & Co. to suspend the solicitations and offers. We will instruct Cantor Fitzgerald & Co. as to the amount of shares of common stock to be sold by Cantor Fitzgerald & Co. We may instruct Cantor Fitzgerald & Co. not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any instruction. We or Cantor Fitzgerald & Co. may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

Cantor Fitzgerald & Co. will provide written confirmation to us no later than the opening of the trading day on the New York Stock Exchange following the trading day in which shares of common stock are sold under the sales agreement. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to us and the compensation payable by us to Cantor Fitzgerald & Co. in connection with the sales.

We will pay Cantor Fitzgerald & Co. commissions for its services in acting as agent in the sale of shares of common stock. Cantor Fitzgerald & Co. will be entitled to compensation of up to 2.0% of the gross sales price per share of any common stock sold under the sales agreement. We estimate that the total expenses for the offering, excluding compensation payable to Cantor Fitzgerald & Co. under the terms of the sales agreement, will be approximately $50,000.

Settlement for sales of shares of common stock will occur on the third trading day following the date on which any sales are made, or on some other date that is agreed upon by us and Cantor Fitzgerald & Co. in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the shares of common stock on our behalf, Cantor Fitzgerald & Co. may, and will with respect to sales effected in an “at the market offering”, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor Fitzgerald & Co. against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to reimburse Cantor Fitzgerald & Co. for other specified expenses.

The offering of our shares of common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the agreement or (2) termination of the sales agreement. The sales agreement may be terminated by either us or Cantor Fitzgerald & Co. in either of our sole discretion at any time by giving notice to the other party.